Mercantil Investment Services, Inc.

(Formerly Mercantil Commercebank Investment Services, Inc.)
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Financial Statements and
Supplementary Information
December 31, 2016 and 2015

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UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercantil Investment Services, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

220 Alhambra Circle, PH

(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

333 SE 2nd Avenue, Suite 3000 Miami		FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Sergio Guerrero_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercantil Investment Services Inc_____, as of December 31_____, 20 16____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Financial & Operations Principal
_____
Title



M DUARTE
Notary Public - State of Florida
My Comm. Expires Feb 5, 2018
Commission # FF 61423

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Index
December 31, 2016 and 2015



pwc

Report of Independent Certified Registered Public Accounting Firm

To the Board of Directors of
Mercantil Investment Services, Inc.
(Formerly Mercantil Commercebank Investment Services, Inc.)

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Mercantil Investment Services, Inc. (Formerly Mercantil Commercebank Investment Services, Inc.) (the "Company") as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 17, 2017

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301,
T: (954) 525-7111, F: (954) 525-4453, www.pwc.com/us

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash and cash equivalents	$ 1,394,468	$ 1,525,379
Deposit with clearing broker	100,000	100,000
Receivable from clearing broker	2,175,529	2,156,308
Receivable from affiliates	380,212	289,490
Other assets	434,997	527,089
Total assets	$ 4,485,206	$ 4,598,266
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 1,464,696	$ 1,306,621
Commitments and contingencies (Note 4)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated earnings	1,577	272,712
	3,020,510	3,291,645
Total liabilities and stockholder's equity	$ 4,485,206	$ 4,598,266

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Operations
Years Ended December 31, 2016 and 2015

	2016	2015
Revenues		
Commissions	$ 13,147,592	$ 11,202,606
Fees and other income	4,640,814	5,212,364
Total revenues	17,788,406	16,414,970
Expenses		
Employee compensation and benefits	5,736,080	5,591,067
Fees and services	3,726,697	3,007,003
Occupancy	166,740	166,740
Other expenses	469,678	480,599
Total expenses	10,099,195	9,245,409
Net income before income taxes	7,689,211	7,169,561
Income taxes	(2,960,346)	(2,545,194)
Net income	$ 4,728,865	$ 4,624,367

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2014	100	$ 1	$ 3,018,932	$ 648,345	$ 3,667,278
Net income	-	-	-	4,624,367	4,624,367
Dividends paid	-	-	-	(5,000,000)	(5,000,000)
Balances at December 31, 2015	100	1	3,018,932	272,712	3,291,645
Net income	-	-	-	4,728,865	4,728,865
Dividends paid	-	-	-	(5,000,000)	(5,000,000)
Balances at December 31, 2016	100	$ 1	$ 3,018,932	$ 1,577	$ 3,020,510

The accompanying notes are an integral part of these financial statements.

4

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities		
Net income	$ 4,728,865	$ 4,624,367
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	90,723	21,302
Deferred tax (benefit) expense	(9,866)	21,868
Change in operating assets and liabilities		
Receivable from clearing broker	(19,221)	189,998
Receivable from affiliates	(90,722)	(36,722)
Other assets	11,235	(176,972)
Accrued expenses and other liabilities	158,076	2,002
Net cash provided by operating activities	4,869,089	4,645,843
Cash flows used in financing activities		
Dividends paid	(5,000,000)	(5,000,000)
Net decrease in cash and cash equivalents	(130,911)	(354,157)
Cash and cash equivalents		
Beginning of the year	1,525,379	1,879,536
End of the year	$ 1,394,468	$ 1,525,379
Supplemental disclosures of cash flow information		
Income taxes paid	$ 2,984,545	$ 2,773,820

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

1. **Organization and Summary of Significant Accounting Policies**

    Mercantil Investment Services, Inc. (formerly Mercantil Commercebank Investment Services, Inc.) (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Bank, N.A. (formerly Mercantil Commercebank, N.A.) (the "Bank"), which is beneficially-owned by Mercantil Bank Holding Corporation (formerly Mercantil Commercebank Holding Corporation) (the "Holding Company"). The Holding Company is a wholly owned subsidiary in the United States of America of Mercantil Servicios Financieros, C.A. ("MSF"). MSF is a corporation domiciled in the Bolivarian Republic of Venezuela.

    The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

    The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 17, 2017, the date when these financial statements were available to be issued.

    The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

    Commissions
    Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

    Fees
    Fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. These fees are assessed and collected quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis.

    Cash and Cash Equivalents
    The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily cash held in firm accounts at the clearing broker and cash held at the Bank.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

Stock Option Plan
The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The market value is determined at the option grant date using the Black-Scholes-Merton method.

Income Taxes
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

Recently Issued Accounting Pronouncements
Statement of Cash Flows Classification of Certain Receipts and Payments
In August 2016 , the Financial Accounting Standards Board (FASB) issued specific guidance for the classification of a number of cash receipts and payments, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, proceeds from the settlement of insurance claims and proceeds from the settlement of bank-owned life insurance policies. The new guidance is effective for years beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of understanding whether this new guidance will have any impact on its statement of cash flows when adopted.

Accounting for Credit Losses on Financial Instruments
In June 2016, the FASB issued new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The standard is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is in the process of determining whether these changes will have a material impact on its financial position or results of operations or disclosures.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

Accounting for Leases

In February 2016, the FASB issued guidance for the recognition and measurement of all leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for most leases within the scope of the guidance. There were no significant changes to the guidance for lessors. The standard is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition at the beginning of the earliest comparative period presented, and provides for certain practical expedients. The Company is in the process of determining whether this new guidance will have a material impact on its financial position, results of operations and disclosures, when adopted.

Recognition and Measurement of Financial Instruments

In January 2016, the FASB issued changes to the guidance on the recognition and measurement of financial instruments. The changes include, among others, the removal of the available-for-sale category for equity securities and updates to certain disclosures requirements. This standard is effective for annual reporting periods beginning after December 15, 2018, with limited early adoption permitted. The Company is in the process of determining whether these changes will have a material impact on its financial position or results of operations or disclosures.

Revenue from Contracts with Customers

In May 2014, the FASB issued a common revenue standard for recognizing revenue from contracts with customers. This new standard establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance was initially set to become effective for annual periods beginning after December 15, 2017 for nonpublic entities with earlier application permitted on a limited basis. In August 2015, the FASB amended the guidance. The new effective date is annual reporting periods beginning after December 15, 2018. Earlier application continues to be permitted. The Company is in the process of determining whether the new guidance will have a material impact on its financial position or results of operations.

Extraordinary Items

In January 2015, the FASB issued guidance to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. The standard became effective in 2016 and had no impact to the Company's financial statements.

Transfers and Servicing

In June 2014, the FASB issued guidance on enhanced footnote disclosures with regard to the types of collateral pledged in certain repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions. Additional disclosure requirements included the class of the collateral pledged, the remaining maturity of the agreements, and any potential risks. The standard became effective in 2016 and had no impact to the Company's financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

Going Concern
In August 2014, the FASB issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard became effective in 2016 and had no impact to the Company's financial statements.

Reclassifications
Certain reclassifications have been made to the December 31, 2015 financial statements to conform to current year presentation.

2.   **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

3.   **Related Party Transactions**

Included in the statements of financial condition are amounts with related parties as follows:

	2016	2015
Assets		
Cash and cash equivalents	$ 221,385	$ 350,824
Receivable from affiliates	380,212	289,490
	601,597	640,314
Liabilities		
Accrued expenses	49,375	14,241
Net Asset position	$ 552,222	$ 626,073

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

Included in the statements of operations are amounts with related parties as follows:

	2016	2015
Expenses		
Fees and services –		
Compliance	$ 925,824	$ 742,452
Wealth management	835,728	708,636
Administrative services	365,976	-
Occupancy and others	166,969	167,069
	$ 2,294,497	$ 1,618,157

During 2016 the Company paid to the Bank $365,976 for accounting and certain administrative services received from the Bank. In 2015, the Company received those services at no charge.

4. **Commitments and Contingencies**

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the years ended December 31, 2016 and 2015 amounted to $166,740. Future minimum lease payments under this agreement as of December 31, 2016 are as follows:

Year Ending	Amount
2017	$ 166,740
2018	166,740
2019	166,740
2020	166,740
2021	166,740
2022	166,740
	$ 1,000,440

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

5. **Fair Value of Financial Instruments**

The Company's financial instruments at December 31, 2016 and December 31, 2015 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

6. Employee Benefit Plan

The Mercantil Bank U.S.A. Retirement Plan (the "Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant.

During 2016 and 2015, the Company contributed $128,310 and $128,334, respectively, to the 401(k) benefit plan in matching contributions.

The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. MSF determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The Company records its proportionate share of compensation expense based on the amount of expense associated with the Company's employees. There are no outstanding stock option grants during 2016 or 2015, therefore no compensation expense was recorded for this plan during 2016 and 2015.

7. Income Taxes

The Components of the income tax expense for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Current provision		
Federal	$ 2,537,472	$ 2,134,926
State	432,740	388,400
Deferred tax (benefit)/expense	(9,866)	21,868
	$ 2,960,346	$ 2,545,194

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition, is as follows:

	2016	2015
Tax effect of temporary differences		
Deferred compensation expense	$ 132,731	$ 120,464
Other	(18,238)	(15,837)
	$ 114,493	$ 104,627

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2016 and 2015

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2016, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued.

8.   **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2016 and 2015, the Company had net capital of $1,629,772and $1,818,758, respectively, which was $1,529,772 and $1,718,758, respectively, in excess of its required net capital of $100,000. At December 31, 2016 and 2015, the Company's percentage of aggregate indebtedness to net capital was 89.87% and 71.84%, respectively.

Supplementary Information

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Schedule I - Computation of Net Capital Under Rule 15c3-1 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Computation of net capital		
Total stockholder's equity	$	3,020,510
Deductions and/or charges		
Nonallowable assets		
Cash in Parent Company		-
Receivable from clearing broker		575,529
Receivable from affiliates		380,212
Other assets		434,997
Total deductions and/or charges		1,390,738
Net capital		1,629,771
Computation of basic net capital requirement		
Minimum net capital required		100,000
Excess of net capital	$	1,529,771
Computation of aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses and other liabilities	$	1,464,696
Total aggregate indebtedness	$	1,464,696
Ratio of aggregate indebtedness to net capital		89.87%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2016 unaudited FOCUS Report filing dated January 13, 2017.

The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

Other Information

Mercantil Investment Services, Inc. Exemption Report

Mercantil Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

Nature of Exceptions	Number of Customer Accounts with Exceptions	Dollar Amount of Exceptions During the Year Ended December 31, 2016
Customers' funds were not promptly transmitted to the clearing broker which carries all of the accounts of such customers	153	$74,242.79

Mercantil Investment Services, Inc.

I, Sergio Guerrero, swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

By: _____

Title: Financial and Operations Principal

February 17, 2017



pwc

Report of Independent Certified Registered Public Accounting Firm

To the Board of Directors of
Mercantil Investment Services, Inc.
(Formerly Mercantil Commercebank Investment Services, Inc.)

We have reviewed Mercantil Investment Services, Inc.'s (Formerly Mercantil Commercebank Investment Services, Inc.) (the "Company") assertions, included in the accompanying Mercantil Investment Services, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 except as described in its exemption report with respect to the following exceptions identified:

Nature of Exceptions	Number of Customer Accounts with Exceptions	Dollar Amount of Exceptions During the Year Ended December 31, 2016
Customers' funds were not promptly transmitted to the clearing broker which carries all of the accounts of such customers	153	$74,242.79

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 17, 2017

*PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301,
T: (954) 525.7111, F: (954) 525.4453,* www.pwc.com/us

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053612 FINRA DEC
MERCANTIL COMMERCEBANK INVESTMENT SVCS
220 ALHAMBRA CIRCLE PH FLOOR
CORAL GABLES FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sergio Guerrero 305-629-5881

2. A. General Assessment (item 2e from page 2)		$ 33,516
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/29/2016 Date Paid		(14,228)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		19,288
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 19,288
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 19,288	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercantil Commercebank Investment Services, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of January, 20 17.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

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DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,788,173

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   3,840,110

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   418,632

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

none   0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 123,106

Enter the greater of line (i) or (ii)   123,106

Total deductions   4,381,848

2d. SIPC Net Operating Revenues $ 13,406,325

2e. General Assessment @ .0025 $ 33,516

(to page 1, line 2.A.)

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SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

  (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

  (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and *limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

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From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation



Report of Independent Certified Registered Public Accounting Firm

To the Board of Directors of
Mercantil Investment Services, Inc.
(Formerly Mercantil Commercebank Investment Services, Inc.)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mercantil Investment Services, Inc. (Formerly Mercantil Commercebank Investment Services, Inc.) (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mercantil Investment Services, Inc. for the year ended December 31, 2016 , solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 29, 2016 in the amount of $14,228 was compared to the wire transfer detail (Ref#160729155122CH00) provided by the Wealth Management Chief Operations Officer, noting no differences and payment dated January 19, 2017 in the amount of $19,288 was compared to the wire transfer detail (Ref#170119154239AR02) provided by the Wealth Management Chief Operations Officer, noting no differences.

2. Compared the cumulative Total Revenue amount of $17,788,173 reported on page 3 of the audited Form X-17A-5 for the each of the quarters ended in March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016 to the Total revenue amount of $17,788,173 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016, noting no exceptions.

3. Compared any adjustments reported on page 2, item 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $3,840,110 to "MCIS_fincls_1231_2016" provided by the Wealth Management Chief Operations Officer, noting no differences.

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301,
T: (954) 525.7111, F: (954) 525.4453, www.pwc.com/us



b. Compared deductions on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $418,632 to "MCIS_fincls_1231_2016 "provided by the Wealth Management Chief Operations Officer, noting no differences.

c. Compared deductions on line 2c (9ii), 40% of margin interest earned on customers securities accounts, of $123,106 to " MCIS_fincls_1231_2016" provided by the Wealth Management Chief Operations Officer, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $3,840,110 by summing the following December 31, 2016 account balances from the trial balance provided by the Wealth Management Chief Operations Officer, noting no differences.

Account Number	Description
5330150	Trailer Fee 12B1 Brokerage
5330152	Trailer Fee 12B1 Advisory
5330250	Mutual Fund Concessions Earned

b. Recalculated the mathematical accuracy of the deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $418,632 by summing the following December 31, 2016 account balances from the trial balance provided by the Wealth Management Chief Operations Officer, noting no differences.

Account Number	Description
6302010	Pershing PES Billing Fees Qtrly
6302050	Clearing Costs Pershing

c. Recalculated the mathematical accuracy of the deductions on line 2c(9ii), 40% of margin interest earned on customers securities accounts of $123,106, by multiplying the December 31, 2016 balance of account # 5330160 – Margin Participation in the amount of 307,764 from the trial balance provided by the Wealth Management Chief Operations Officer, by 40% noting no differences.

d. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e, $13,406,325 and $33,516 respectively of the Form SIPC-7, noting no differences.



pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Mercantil Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2017

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